SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2


                            ABITIBI-CONSOLIDATED INC.
                                (Name of Issuer)


                                  Common Shares
                         (Title of Class of Securities)


                                   003924 10 7
                                 (CUSIP Number)


                                 June 20 , 2002
             (Date of Event Which Requires Filing of this Statement)

                           ---------------------------


         Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

                               |_| Rule 13d-1 (b)

                               [x] Rule 13d-1 (c)

                               |_| Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003924 10 7                 13G                      Page 2 of 8 Pages

================================================================================
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

        The Bank of Nova Scotia
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group
        (See Instructions)         (a) |_|
                                   (b) |_|
--------------------------------------------------------------------------------
(3)     SEC Use Only

--------------------------------------------------------------------------------
(4)     Citizenship or Place of Organization

        Canada
--------------------------------------------------------------------------------
                                     (5)    Sole Voting Power

             Number of                      19,292,001
        Shares Beneficially          -------------------------------------------
               Owned                 (6)    Shared Voting Power
              by Each
             Reporting                      7,783,810
            Person With              -------------------------------------------
                                     (7)    Sole Dispositive Power

                                            19,292,001
                                     -------------------------------------------
                                     (8)    Shared Dispositive Power

                                            7,783,810
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
        27,075,811
--------------------------------------------------------------------------------
(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)  |_|
--------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)
        6.2%
--------------------------------------------------------------------------------
(12)    Type of Reporting Person (See Instructions)
        CO
================================================================================

CUSIP No. 003924 10 7                 13G                      Page 3 of 8 Pages

================================================================================
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

        Scotia Capital Inc.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group
        (See Instructions)         (a) |_|
                                   (b) |_|
--------------------------------------------------------------------------------
(3)     SEC Use Only
--------------------------------------------------------------------------------
(4)     Citizenship or Place of Organization

        Canada
--------------------------------------------------------------------------------
                                     (5)    Sole Voting Power

             Number of                      0
        Shares Beneficially          -------------------------------------------
               Owned                 (6)    Shared Voting Power
              by Each
             Reporting                      7,451,925
            Person With              -------------------------------------------
                                     (7)    Sole Dispositive Power

                                            0
                                     -------------------------------------------
                                     (8)    Shared Dispositive Power

                                            7,451,925
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
        7,451,925
--------------------------------------------------------------------------------
(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)  |_|
--------------------------------------------------------------------------------
(11)    Percent of Class Represented by Amount in Row (9)
        1.7%
--------------------------------------------------------------------------------
(12)    Type of Reporting Person (See Instructions)

        CO
================================================================================

Item 1(a).   Name of Issuer
             --------------

             Abitibi-Consolidated Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices
             -----------------------------------------------

             Abitibi-Consolidated Inc.
             Law Department
             1155 Metcalfe St.
             Montreal, Quebec, Canada
             H3B 5H2

Item 2(a).   Name of Persons Filing
             ----------------------

             The Bank of Nova Scotia ("Scotiabank") and Scotia Capital Inc., an indirect wholly-owned subsidiary of Scotiabank ("SCI").

             Of the common shares reported herein as being the deemed aggregate amount benefi cially owned by Scotiabank:

             (i)      19,623,886 are owned by Scotiabank;

             (ii)      7,451,925 are owned by SCI.

Item 2(b).   Address of Principal Business Office or, if None, Residence
             -----------------------------------------------------------
             Scotiabank:         The Bank of Nova Scotia
                                 Attention: Group Compliance
                                 44 King Street West
                                 Toronto, Ontario, Canada M5H 1H1

             SCI:                Scotia Capital Inc.
                                 40 King Street West, Scotia Plaza 65th floor P.O. Box 4085, Station "A"
                                 Toronto, Ontario, Canada M5W 2X6

Item 2(c).   Citizenship
             -----------
             Scotiabank:         Organized under the laws of Canada.
             SCI:                Organized under the laws of the Province of
                                 Ontario, Canada.

Item 2(d).   Title of Class of Securities
             ----------------------------
             Common Shares

Item 2(e).   CUSIP Number
             ------------

             003924 10 7

Item 3.      Filing Category
             ---------------

             Not applicable

Item 4(a).   Amount Beneficially Owned
             -------------------------

             Scotiabank:             19,623,886

             SCI:                     7,451,925

Item 4(b).   Percent of Class
             ----------------

             Scotiabank:             4.5%

             SCI:                    1.7%

Item 4(c).   Number of shares as to which the Reporting Person has:
             ------------------------------------------------------

             (i)   sole power to vote or direct the vote:
                   Scotiabank:       19,292,001

                   SCI:              0

             (ii)  shared power to vote or direct the vote:
                   Scotiabank:       7,783,810

                   SCI:              7,451,925

             (iii) sole power to dispose or to direct the disposition:
                   Scotiabank:       19,292,001

                   SCI:              0

             (iv)  shared power to dispose or to direct the disposition:
                   Scotiabank:       7,783,810

                   SCI:              7,451,925

Item 5.      Ownership of Five Percent or Less of a Class
             --------------------------------------------

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person
             ---------------------------------------------------------------

             Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company
             ------------------------------------------------------------

             Not applicable

Item 8.      Identification and Classification of Members of the Group
             ---------------------------------------------------------

             Not applicable.

Item 9.      Notice of Dissolution of Group
             ------------------------------

             Not applicable

Item 10.     Certification
             -------------

             Not applicable

                                    SIGNATURE



                  After reasonable inquiry and to the best of the signatory's knowledge and belief, each signatory certifies that the information set forth in this statement is true, complete and correct.


Dated: June 26 , 2002


                                      THE BANK OF NOVA SCOTIA


                                      By:  /s/  David Smith
                                         ---------------------------------------
                                      Name: David Smith
                                      Title:   Vice-President, Group Compliance



                                      SCOTIA  CAPITAL INC.


                                      By:  /s/ Andrew Cumming
                                         ---------------------------------------
                                      Name: Andrew Cumming
                                      Title:   Managing Director, Head of Equity
                                               Related Products

                                                                       EXHIBIT A
                                                                       ---------

                                FILING AGREEMENT
                                      AMONG
                             THE BANK OF NOVA SCOTIA
                             and SCOTIA CAPITAL INC.



         The undersigned hereby agree that the Schedule 13G with respect to the Common Shares of Abitibi-Consolidated Inc. dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rules 13d-1(c) and 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: June 26 , 2002

                                      THE BANK OF NOVA SCOTIA


                                      By:  /s/  David Smith
                                         ---------------------------------------
                                      Name: David Smith
                                      Title:   Vice-President, Group Compliance


                                      SCOTIA  CAPITAL INC.


                                      By:  /s/  Andrew Cumming
                                         ---------------------------------------
                                      Name: Andrew Cumming
                                      Title:   Managing Director, Head of Equity
                                               Related Products